

SECUI 02005382 COMMISSION
49



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eckard Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1580 South Main, Suite 205
(No. and Street)

Boerne	Texas	78006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy Eckard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eckard Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Lynne E. Nichols
Notary Public



LYNNE E. NICHOLS
Notary Public, State of Texas
My Commission Expires
NOV. 24. 2002

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ECKARD INVESTMENT SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

ECKARD INVESTMENT SERVICES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Eckard Investment Services, Inc.

We have audited the accompanying statement of financial condition of Eckard Investment Services, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eckard Investment Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, L.L.P.
CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2002

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 142,270
Securities owned, at market value	20,100
Concessions receivable	85,814
Property and equipment, at cost, less accumulated depreciation of $150,021	13,613
Advances	25,649
Deposits	16,700
	$ 304,146

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Financial Condition
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 10,567
Commissions payable	87,920
	98,487
Stockholders' equity	
Common stock, 2,000 shares authorized with $1 par value, 550 shares issued and outstanding	550
Additional paid in capital	287,421
Retained earnings (deficit)	(82,312)
Total stockholders' equity	205,659
	$ 304,146

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Profits from underwriting and selling groups	$ 850,008
Interest income	2,555
Other income	291,554
	1,144,117
Expenses	
Compensation and benefits	830,558
Communications	81,982
Occupancy and equipment costs	129,137
Promotional costs	62,162
Regulatory fees and expenses	23,775
Other expenses	51,263
	1,178,877
Loss before income tax expense	(34,760)
Income tax expense	-0-
Net loss	$ (34,760)

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2000	550	$ 550	$ 287,421	$(47,552)	$ 240,419
Net loss				(34,760)	(34,760)
Balances at December 31, 2001	550	$ 550	$ 287,421	$(82,312)	$ 205,659

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2001	$ -0-

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (34,760)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	5,416
Change in assets and liabilities	
Increase in concessions receivable	(66,814)
Increase in deposits	(13,960)
Decrease in advances	32,625
Increase in accounts payable and accrued expenses	10,567
Increase in commissions payable	87,920
Net cash provided (used) by operating activities	20,994
Cash flows from investing activities	
Decrease in note receivable from related party	74,919
Purchases of property and equipment	(9,278)
Net cash provided (used) by investing activities	65,641
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	86,635
Cash at beginning of year	55,635
Cash at end of year	$ 142,270

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

ECKARD INVESTMENT SERVICES, INC.
Notes to the Financial Statements
December 31, 2001

Note 1 - Accounting Policies Followed by the Company

Eckard Investment Services, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers (NASD). Substantially all the Company's revenue ($850,008) is generated through the sale of oil and gas development programs or from reimbursement of expenses for American Energy Partners, Inc., ("affiliate"). The Company's customers are located throughout the United States.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Advertising costs are expensed as incurred. Total advertising costs for the year ended December 31, 2001 were $4,293 and are reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $129,597 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .76 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

ECKARD INVESTMENT SERVICES, INC.
Notes to the Financial Statements
December 31, 2001

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 46,706
Equipment	113,225
Artwork	3,703
	163,634
Accumulated depreciation	(150,021)
	$ 13,613

Depreciation expense for the year ended December 31, 2001 was $5,416 and is reflected in occupancy and equipment costs.

Note 5 - Related Party Transactions

The Company has a reimbursement agreement with "affiliate" in which the Company receives reimbursements for certain out of pocket costs. The Company received $291,023 of reimbursements during the year ended December 31, 2001.

Note 6 - Retirement Plans

All employees who meet certain service requirements are eligible to participate in the Company's profit sharing plan (the "Plan"). Contributions to the Plan by the Company are made at the discretion of management based on the profitability of the Company, within government guidelines. The Plan is also a contributory plan, whereby employees can contribute a percentage of their compensation to the Plan. The Company incurred no expenses related to the plan during the year ended December 31, 2001.

ECKARD INVESTMENT SERVICES, INC.
Notes to the Financial Statements
December 31, 2001

Note 7 - Income Taxes

At December 31, 2001, the Company has a net operating loss carryforwards of approximately $62,444 which may be offset against future taxable income. The operating loss carryforwards expire in 2015 and 2016. The tax benefit of $10,600 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 8 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the lease at December 31, 2001 are as follows:

December 31,	
2002	$ 163,822
2003	163,822
2004	163,822
2005	163,822
2006	29,980
	$ 685,268

Rental expense for the year ended December 31, 2001 was $109,427, and is reflected in occupancy and equipment costs.

Note 9 - Concentrations

At December 31, 2001, and at various times throughout the year, the Company had cash balances in excess of federally insured limits.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2001

Schedule I

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 205,659
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		205,659
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	$ 13,613	
Deposits	16,700	
Advances	25,649	(55,962)
Net capital before haircuts on securities positions		149,697
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Non-marketable securities		20,100
Net capital		$ 129,597

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 10,567
Commissions payable	87,920
Total aggregate indebtedness	$ 98,487

Schedule I (continued)

ECKARD INVESTMENT SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,569
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 6,569
Net capital in excess of required minimum	$ 123,028
Excess net capital at 1000%	$ 119,748
Ratio: Aggregate indebtedness to net capital	.76 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ECKARD INVESTMENT SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Eckard Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Eckard Investment Services, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 21, 2002